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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

IMAGEX, INC.
(Name of Subject Company (Issuer))

KINKO'S WASHINGTON, INC.
KINKO'S INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $.01 per share
(Title of Class of Securities)

45244D 10 2
(CUSIP Number)

Frederic C. Liskow
General Counsel
Kinko's, Inc.
13155 Noel Road
Suite 1600
Dallas, Texas 75240
(214) 550-7136
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Don J. McDermett, Jr.
Baker Botts L.L.P.
2001 Ross Avenue, Suite 700
Dallas, Texas 75201
(214) 953-6500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on March 13, 2003, relating to the offer by Kinko's Washington, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Kinko's, Inc., a Delaware corporation ("Kinko's"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of ImageX, Inc., a Washington corporation ("ImageX"), at a purchase price of $.512 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and Offer to Purchase.

        The items of the Schedule TO set forth below are hereby supplemented and amended as follows:

ITEMS 4 and 11. Terms of the Transaction; Additional Information.

        Items 4 and 11 are hereby amended by adding the following:

        "The Offer expired at 12:00 midnight, New York City time, on April 9, 2003. Following the expiration of the Offer, the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. Based on information provided by Mellon Investor Services LLC, the depositary for the Offer, approximately 27,042,075 Shares were validly tendered and not withdrawn as of the expiration of the Offer, including approximately 431,005 Shares tendered by notice of guaranteed delivery. This represented approximately 86.6% of the issued and outstanding shares of ImageX.

        In accordance with the terms of the Merger Agreement, Kinko's has determined to provide a subsequent offering period for the Offer (the "Subsequent Offering Period"). The Subsequent Offering Period began on April 10, 2003 at 12:01 a.m., New York City time, immediately following the expiration of the initial offering period, and expires at 12:00 midnight, New York City time, on Friday, April 18, 2003. During the Subsequent Offering Period, Shares will be accepted and promptly paid for as they are tendered. The same $.512 per Share will be paid in the Subsequent Offering Period. Shares tendered during the Subsequent Offering Period may not be withdrawn. Kinko's and the Purchaser reserve the right to extend the Subsequent Offering Period in accordance with applicable law.

        On April 10, 2003, Kinko's issued a press release announcing the closing of the Offer and the Subsequent Offering Period. The full text of Kinko's April 10, 2003 press release is attached as Exhibit (a)(1)(J) and is incorporated herein by reference."

ITEM 12. Materials to be Filed as Exhibits.

        Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(1)(J) — Text of Press Release issued by Kinko's on April 10, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2003

KINKO'S WASHINGTON, INC.
By:	/s/ GARY M. KUSIN Name: Gary M. Kusin Title: President
KINKO'S, INC.
By:	/s/ GARY M. KUSIN Name: Gary M. Kusin Title: President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit No.		Document
(a)(1)(A)	—	Offer to Purchase dated March 13, 2003*
(a)(1)(B)	—	Letter of Transmittal*
(a)(1)(C)	—	Notice of Guaranteed Delivery*
(a)(1)(D)	—	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	—	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees*
(a)(1)(F)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	—	Summary Advertisement*
(a)(1)(H)	—	Joint Press Release issued on March 3, 2003*
(a)(1)(I)	—	Text of Joint Press Release issued by Kinko's and ImageX on March 19, 2003*
(a)(1)(J)	—	Text of Press Release issued by Kinko's on April 10, 2003
(b)(1)	—	Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, The Chase Manhattan Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent*
(b)(2)	—	First Amendment, dated as of December 22, 2000, to the Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, The Chase Manhattan Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent*
(b)(3)	—	Second Amendment, dated as of October 16, 2002, to the Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, JPMorgan Chase Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent*
(d)(1)	—	Agreement and Plan of Merger, dated as of March 3, 2003, among Kinko's, Inc., Kinko's Washington, Inc. and ImageX, Inc.*
(d)(2)	—	Form of Tender and Voting Agreement dated as of March 3, 2003 by and among Kinko's, Inc., Kinko's Washington, Inc. and each of Acorn Ventures Ix, LLC, Acorn Ventures, Inc., Alta California Partners II, L.P., Alta Embarcadero Partners II, LLC, Richard Begert, Jose David, Garrett Gruener, Elwood Howse, Jr., Internet Ventures, L.L.C., Cory Klatt, Gary Madson, Mariam Naini, Richard R. Sonstelie, Bernee Strom and F. Joseph Verschueren*

*
Previously Filed

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  ITEMS 4 and 11. Terms of the Transaction; Additional Information.
  ITEM 12. Materials to be Filed as Exhibits.
SIGNATURE
INDEX OF EXHIBITS